VIA EDGAR	July 8, 2011

Re:	China Security & Surveillance Technology, Inc.

Schedule 13E-3
Filed on May 31, 2011
File No. 005-80530

Preliminary Proxy Statement on Schedule 14A
Filed on May 31, 2011
File No. 001-33774
David L. Orlic
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Orlic:

On behalf of China Security & Surveillance Technology, Inc., a Delaware corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 28, 2011 to Mr. Guoshen Tu, chief executive officer of the Company, with respect to the Schedule 13E-3, File No. 005-80530 (the “Schedule 13E-3”), and the Preliminary Proxy Statement on Schedule 14A, File No. 001-33774 (the “Preliminary Proxy Statement”), both filed on May 31, 2011 by the Company and the filing persons named therein. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the response. Please note that all references to page numbers in the responses to comments on the Schedule 13E-3 are references to the page numbers in the amendment to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”) filed concurrently with the submission of this letter, and all references to page numbers in the responses to comments on the Preliminary Proxy Statement are references to page numbers in the amendment to the Preliminary Proxy Statement (the “Preliminary Proxy Statement Amendment”) filed concurrently with the submission of this letter. In addition, marked copies of the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment to show changes between the Schedule 13E-3 Amendment and the Schedule 13E-3 and between the Preliminary Proxy Statement Amendment and the Preliminary Proxy Statement are being provided to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Preliminary Proxy Statement Amendment.

We represent the special committee established by the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning any of Intelligent One Limited, Whitehorse Technology Limited, Rightmark Holdings Limited, Rightmark Merger Sub Limited, Guoshen Tu, Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang, Xiaosheng Tong, or Imperial Capital, LLC, such response is included in this letter based on information provided to the Special Committee and us by such other entities or persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment in response to the Staff’s comments.

* * *

Schedule 13E-3

General

1.

Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of the schedule. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each of the items appears in the proxy statement and is incorporated by reference into the Schedule 13E-3.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to include certain additional references to the proxy statement.

2.	Please provide in your proxy statement the disclosure required by Item 1003(c)(3) and (4) of Regulation M-A, or direct us to where this information appears in your filing.

In response to the Staff’s comment, the disclosure under the caption “SPECIAL FACTORS RELATING TO THE MERGER—The Parties” of the Preliminary Proxy Statement has been amended. Please refer to page 18 of the Preliminary Proxy Statement Amendment. This section of the Preliminary Proxy Statement Amendment is incorporated by reference under Item 3 of the Schedule 13E-3 Amendment.

3.	Please provide in your proxy statement the information required by Item 1008(a) of Regulation M-A, or advise. The disclosure on pages 60 and 78 does not appear responsive to this requirement.

In response to the Staff’s comment, the relevant disclosure under the caption “COMMON STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS” of the Preliminary Proxy Statement has been amended. Please refer to pages 80 and 81 of the preliminary Proxy Statement Amendment. This section of the Preliminary Proxy Statement Amendment is incorporated by reference under Item 11 of the Schedule 13E-3 Amendment.

4.	Please advise why Intelligent One and Whitehorse, and their respective directors, executive officers and control persons, are not filing persons. Refer to General Instruction C of Schedule 13E-3.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to include Intelligent One Limited and Whitehorse Technology Limited as filing persons. Please refer to the cover page and pages 1, 4, 14 and 15 of the Schedule 13E-3 Amendment. Mr. Tu is the sole officer, director and ultimate controlling person of both Intelligent One Limited and Whitehorse Technology Limited, and is already a filing person of the Schedule 13E-3.

Preliminary Proxy Statement on Schedule 14A

General

5.

Please confirm that you have nothing to disclose under Item 402(t) of Regulation S-K. See Item 5(a)(5) of Schedule 14A. Similarly, please confirm that you do not need to include a separate resolution pursuant to Rule 14a-21(c).

The Company respectfully advises the Staff that the Company has no information that is required to be disclosed under Item 402(t) of Regulation S-K and confirms that the Company does not need to include a separate resolution pursuant to Rule 14a-21(c).

6.	Please disclose the information required by Items 1004(e) and 1012(e) of Regulation M-A, or direct us to where this information appears in your document.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended to reflect the Staff’s comment with respect to the information required by Item 1004(e). Please refer to page 37 of the Preliminary Proxy Statement Amendment.

The Company respectfully advises the Staff that the information required by Item 1012(e) is set forth under the caption “SUMMARY TERM SHEET RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” and “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” in the Preliminary Proxy Statement Amendment. Please note that the Company has only two executive officers, Mr. Guoshen Tu (“Mr. Tu”), the Company’s Chairman and Chief Executive Officer, and Mr. Wing Khai Yap (Terence) (“Mr. Yap”), the Company’s Chief Financial Officer. Mr. Tu and Mr. Yap are also directors of the Company. Other than Mr. Tu, Mr. Yap, Rightmark Holdings Limited, Rightmark Merger Sub Limited, Intelligent One Limited and Whitehorse Technology Limited, there is no executive officer, director or affiliate of the Company that intends to tender or vote in the merger transaction.

7.

You appear to be providing disclosure required by Item 14(c)(2) of Schedule 14A by complying with Item 15 of Form S-4. Please confirm, and if so, provide us with a calculation showing your eligibility to rely on General Instruction I.B.1 of Form S-3.

The Company respectfully advises the Staff that it is providing disclosure required by Item 14(c)(2) of Schedule 14A by complying with Item 15 of Form S-4. We are eligible to rely on General Instruction I.B.1 of Form S-3 because the aggregate market value of Company common stock held by non-affiliates of the Company was approximately $310.33 million as of May 30, 2011, the date immediately prior to the filing of the Preliminary Proxy Statement. The aggregate market value was calculated based on (i) 67,751,093 shares of Company common stock (consisting of the 89,722,023 shares of Company common stock outstanding as of May 30, 2011 minus 21,970,930 shares of Company common stock held by executive officers, directors and 10% stockholders) multiplied by (ii) $4.58 (the closing price of Company common stock on May 30, 2011). Shares of Company common stock held by the Company's executive officers, directors and 10% stockholders have been excluded because such persons may be deemed to be affiliates of the Company. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

How will our directors and executive officers vote on the proposal…?, page 14

8.	State the reasons why your directors and executive officers intend to vote in favor of the transaction. See Item 1012(d) of Regulation M-A.

In response to the Staff’s comment, the answer to the question “How will our directors and executive officers vote on the proposal to adopt the merger agreement?” under the caption “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER” of the Preliminary Proxy Statement has been amended. Please refer to page 14 of the Preliminary Proxy Statement Amendment. The Company respectfully advises the Staff that the information required by Item 1012(d) is set forth under the captions “SPECIAL FACTORS RELATING TO THE MERGER—Interests of the Company’s Directors and Officers in the Merger” and “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” of the Preliminary Proxy Statement Amendment. Please note that the Company has only two executive officers, Mr. Tu and Mr. Yap, who are also directors of the Company.

What will happen if I abstain…, page 15

9.	You state that abstentions will have the same effect as a vote against each proposal. Please advise how you determined this to be the case, given that certain of the proposals do not require the vote of a majority of the shares outstanding or present.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 15 of the Preliminary Proxy Statement Amendment.

Special Factors Relating to the Merger, page 18

10.	Please disclose the purposes and reasons for the transaction for the company. See Item 1013(a) and (c) of Regulation M-A.

In response to the Staff’s comment, a new section entitled “SPECIAL FACTORS RELATING TO THE MERGER—Purposes and Reasons of Our Board of Directors and Special Committee for the Merger” has been added to the Preliminary Proxy Statement. Please refer to pages 30 and 31 of the Preliminary Proxy Statement Amendment.

The Parties, page 18

11.	Please disclose the ownership of Parent and Merger Sub, not merely who formed them.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 18 of the Preliminary Proxy Statement Amendment.

Background of the Merger, page 23

12.	Please disclose the range of indicative valuations presented by Nomura on April 8, 2011.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 25 of the Preliminary Proxy Statement Amendment.

13.	Please disclose the two closing conditions discussed on April 16, 2011.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 26 of the Preliminary Proxy Statement Amendment.

14.	Please disclose why Nomura stated that it was unable to give an opinion in mid- April.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 27 of the Preliminary Proxy Statement Amendment.

15.	Please disclose why the board of directors determined to hire Imperial Capital after approving the merger agreement.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 28 of the Preliminary Proxy Statement Amendment.

16.	Please advise whether Nomura delivered a report, opinion or appraisal before it withdrew from its engagement. We note the disclosure appearing on the bottom of page 31.

The Company respectfully advises the Staff that Nomura did not deliver any reports, opinions or appraisals before it delivered its notice of resignation with respect to its engagement as financial advisor to the Special Committee.

Recommendation of Our Board of Directors and Special Committee…, page 30

17.	Please disclose how the board of directors and the special committee determined that the receipt of cash provided certainty of the value of the shares.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended to clarify the intention of our previous statement with regard to the receipt of cash by the Company’s unaffiliated stockholders. Please refer to page 32 of the Preliminary Proxy Statement Amendment.

18.	Please clarify the first four bullet points appearing on the top of page 31, all of which are general in nature.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 32 of the Preliminary Proxy Statement Amendment.

19.	Please clarify how the board of directors and the special committee determined that Mr. Tu’s unwillingness to sell his shares to any third party indicated that the transaction with Mr. Tu is fair.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 33 of the Preliminary Proxy Statement Amendment.

20.

Please clarify how the board of directors and the special committee determined that the ability of an aggrieved security holder to follow an appraisal procedure under state law is indicative of procedures designed to arrive at a fair price in the transaction.

In response to the Staff’s comment, this statement has been moved to the subsection under the caption “SPECIAL FACTORS RELATING TO THE MERGER— Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” discussing the factors on which the Special Committee’s and our board of directors’ determination that the proposed merger was substantively and procedurally fair to the unaffiliated stockholders was based from the subsection discussing procedural safeguards to unaffiliated stockholders. Please refer to page 33 of the Preliminary Proxy Statement Amendment.

21.	Please clarify the second bullet point on page 35. It is unclear how the potential failure to enter into the transaction would be a negative factor when considering the transaction.

In response to the Staff’s comment, this statement has been removed from the subsection under “SPECIAL FACTORS RELATING TO THE MERGER—Recommendation of Our Board of Directors and Special Committee; Reasons for Recommending the Adoption of the Merger Agreement; Fairness of the Merger” discussing the negative factors concerning the transaction. Please refer to page 36 of the Preliminary Proxy Statement Amendment.

General, page 42

22.	Please disclose the amount of the additional fee payable to Imperial Capital in the event that the per share consideration exceeds $6.50.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 43 of the Preliminary Proxy Statement Amendment.

23.

The description in the proxy statement regarding the material relationships between Imperial Capital and the company does not provide a narrative and quantitative description of the fees paid or to be paid to Imperial Capital and its affiliates by the company and its affiliates. Please revise the proxy statement to include this information.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 43 of the Preliminary Proxy Statement Amendment.

Positions of the Tu Parties Regarding the Fairness of the Merger…, page 43

24.	Please disclose how the Tu Parties determined that the receipt of cash provided certainty of the fair value of the shares.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended to clarify the intention of our previous statement with regards to the receipt of cash by the Company’s unaffiliated stockholders. Please refer to page 45 of the Preliminary Proxy Statement Amendment.

25.

A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the Tu Parties relied on the analyses of the special committee and the board of directors, the Tu Parties must specifically adopt the analyses and conclusions of these bodies. Alternatively, provide a reasonably detailed discussion of the underlying material factors upon which the Tu parties relied in making their fairness determination.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 45 of the Preliminary Proxy Statement Amendment.

Certain Effects of the Merger, page 46

26.	Please provide the disclosure required by Instruction 3 to Item 1013 for each filing person.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 49 of the Preliminary Proxy Statement Amendment.
7

Prospective Financial Information, page 48

27.	We note that you have included non-GAAP financial measures in this section, and that such measures were provided to the Tu Parties in connection with their due diligence. Please provide the additional disclosure required by Rule 100(a) of Regulation G.

In response to the Staff’s comment, the Company has provided additional disclosure required by Rule 100(a) of Regulation G. Please refer to pages 51 and 52 of the Preliminary Proxy Statement Amendment.

Debt Financing, page 49

28.	Please disclose any alternative financing arrangements or plans, or state that there are none. See Item 1007(b) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 52 of the Preliminary Proxy Statement Amendment.

29.	Please disclose the term of the debt facility, and any plans or arrangements to refinance or repay the loan. If none have been made, so state. See Item 1007(d)(1) and (2) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 52 of the Preliminary Proxy Statement Amendment.

Determinations of the Per Share Merger Consideration, page 53

30.	Please delete the reference to arms-length negotiations appearing in this section. References to arms-length negotiations are inappropriate in a transaction negotiated with a related party.

The Company believes this statement is factually correct, but has nevertheless revised the language on page 56 of the Preliminary Proxy Statement Amendment in response to the Staff’s comment.

Fees and Expenses, page 53

31.	Please disclose who will be responsible for paying the expenses. See Item 1007(c) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been amended. Please refer to page 56 of the Preliminary Proxy Statement Amendment.

Common Stock Ownership of Management and Certain Beneficial Owners, page 77

32.	Please explain the meaning of footnote 7.

Footnote 7 has been revised to clarify that the aggregate number of shares of Company common stock beneficially owned by Parent consists solely of the shares of Company common stock to be contributed by the Rollover Stockholders pursuant to the rollover agreement. Please refer to footnote 6 on page 82 of the Preliminary Proxy Statement Amendment.

Prior Public Offerings, page 79

33.	Please state the offering price per share. See Item 1002(d) of Regulation M-A.

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide the offering price per share in compliance with Item 1002(d) of Regulation M-A. Please refer to page 83 of the Preliminary Proxy Statement Amendment.

Proposal Five – Advisory Vote on Executive Compensation, page 105

34.	In this section and in the following section, please include the resolutions required by Rule 14a-21(a) and (b).

In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include the resolutions required by Rule 14a-21(a) and (b). Please refer to pages 108 and 109 of the Preliminary Proxy Statement Amendment.

Exhibit (c)(2)

35.

We note the limitation on reliance by shareholders appearing on pages 2 and 3 of the May 3, 2011 presentation materials. This limitation is inconsistent with the disclosures relating to the fairness opinion. Please delete the term “solely.” Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to the Staff’s comment, the word “solely” on pages 2 and 3 of Exhibit (c)(2) has been deleted.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Rightmark Holdings Limited, Rightmark Merger Sub Limited, Intelligent One Limited, Whitehorse Technology Limited, Guoshen Tu, Wing Khai Yap (Terence), Lizhong Wang, Zhongxin Xie, Lingfeng Xiong, Li Fang, Ying Zhang, Zhiming Wu, Daobin Sang, Guohui Cao, Po Kwai Chow, Yang Zhao, Yujuan Guan, Zhuo Gong, Xihong Dai, Qiaomin Wu, Kaicheng Cheng, Lei Wang and Xiaosheng Tong, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at (852) 2978-8082.

Very truly yours,

By: /s/ Gregory D. Puff
       Name: Gregory D. Puff

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 Amendment and the Preliminary Proxy Statement Amendment filed by the Company:

  it is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Security & Surveillance
Technology, Inc.

By: /s/ Terence Yap
       Name: Terence Yap
       Title: Chief Financial Officer and
       Director

Rightmark Holdings Limited

By: /s/ Guoshen Tu
       Name: Guoshen Tu
       Title: Director

Rightmark Merger Sub Limited

By: /s/ Guoshen Tu
       Name: Guoshen Tu
       Title: Director

Intelligent One Limited

By: /s/ Guoshen Tu
       Name: Guoshen Tu
       Title: Director

Whitehorse Technology Limited

By: /s/ Guoshen Tu
Name: Guoshen Tu
Title: Director

Guoshen Tu

By: /s/ Guoshen Tu
Name: Guoshen Tu

Wing Khai Yap (Terence)

By: /s/ Terence Yap
Name: Terence Yap

Lizhong Wang

By: /s Lizhong Wang
Name: Lizhong Wang

Zhongxin Xie

By: /s/ Zhongxin Xie
Name: Zhongxin Xie

Lingfeng Xiong

By: /s/ Lingfeng Xiong
Name: Lingfeng Xiong

Li Fang

By: /s/ Li Fang
Name: Li Fang

Ying Zhang

By: /s/ Ying Zhang
Name: Ying Zhang

Zhiming Wu

By: /s/ Zhiming Wu
       Name: Zhiming Wu

Daobin Sang

By: /s/ Daobin Sang
       Name: Daobin Sang

Guohui Cao

By: /s/ Guohui Cao
       Name: Guohui Cao

Po Kwai Chow

By: /s/ Po Kwai Chow
       Name: Po Kwai Chow

Yang Zhao

By: /s/ Yang Zhao
       Name: Yang Zhao

Yujuan Guan

By: /s/ Yujuan Guan
       Name: Yujuan Guan

Zhuo Gong

By: /s/ Zhuo Gong
       Name: Zhuo Gong

Xihong Dai

By: /s/ Xihong Dai
       Name: Xihong Dai

Qiaomin Xu

By: /s/ Qiaomin Wu
       Name: Qiaomin Wu

Kaicheng Cheng

By: /s/ Kaicheng Cheng
       Name: Kaicheng Cheng

Lei Wang

By: /s/ Lei Wang
       Name: Lei Wang

Xiaosheng Tong

By: /s/ Xiaosheng Tong
       Name: Xiaosheng Tong